UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

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SPECIALIZED DISCLOSURE REPORT

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TATA MOTORS LIMITED

(Exact name of the registrant as specified in its charter)

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Republic of India	001-32294	Not Applicable
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)
Bombay House, 24, Homi Mody Street, Mumbai 400 001, India		400 001
(Address of principal executive offices)		(Zip code)

Maloy Kumar Gupta, Bombay House 24, Homi Mody Street, Mumbai 400 001, India Tel.: +91 22 6665 7219,

Facsimile: +91 22 6665 7260

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Introduction

This Specialized Disclosure Report on Form SD (“SD Report”) of Tata Motors Limited (“TML”, “we”, “us” or “our”) for the calendar year ended December 31, 2021, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, which implements the disclosure requirements related to conflict minerals under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Conflict minerals are defined in Form SD to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives (tin, tantalum and tungsten) (“3TG Minerals”).

Company Overview

This SD Report has been prepared by the management of TML. This SD Report includes information pertaining to the manufacturing activities of TML in India and those of its significant vehicle manufacturing subsidiaries, Jaguar Land Rover Automotive plc (“JLR”), and Tata Daewoo Commercial Vehicle Company Limited (“TDCV”) for the reporting year 2021. TML is an automobile company. TML conducts automotive operations including activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related parts and accessories. TML’s product lines consist of automobiles and related products in the passenger, utility, and light as well as medium and heavy commercial vehicle segments. TML conducts manufacturing operations in India, the United Kingdom, South Korea, Thailand and South Africa.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

TML manufactures a wide range of automobiles and is involved in various automotive operations. TML has determined that in order to carry out such activities 3TG Minerals may have been necessary for the functionality or production of certain products that it manufactured (or contracted to be manufactured). Accordingly, in order to support and promote the objectives of the Dodd-Frank Act as it relates to conflict minerals, TML built on its compliance efforts in 2014, 2015, 2016, 2017, 2018, 2019 and 2020 and pursued a detailed action plan for the 2021 reporting year. Following its reasonable country of origin inquiry (“RCOI”), communications with actual and potential 3TG Minerals suppliers and other due diligence efforts, as of the date of this SD Report for the year ended December 31, 2021, TML is in the process of determining which suppliers use 3TG Minerals and the origin and chain of custody of 3TG Minerals used in its products.

TML is committed to ensure that 3TG Minerals supplied for use in automobiles are responsibly sourced. TML intends to continue to develop its Conflict Minerals Compliance Program to be in compliance with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition 2016 and the related supplements on 3TG Minerals in all material respects.

TML’s RCOI employed a combination of measures to determine whether the necessary conflict minerals in TML products originated from the Covered Countries (as defined below). TML’s primary means of determining the country of origin of necessary conflict minerals was a supply-chain survey with direct suppliers using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”). TML used smelter information from the CMRT and the various smelters’ country of origin information provided through our membership in the RMI to determine the country of origin of materials that may be in our products.

As a result of the RCOI conducted as described above, TML concluded that material in our products may have originated from all three of the country levels as described below:

Level 1 Countries: Countries with known active ore production for tin, tungsten, tantalum or gold that are not identified as conflict regions or plausible countries for smuggling or export of tin, tungsten, tantalum or gold containing materials.

Level 2 Countries: Known or plausible countries for smuggling, export out of level 3 countries, or transit of materials containing tin, tungsten, tantalum or gold. These currently include the Republic of Kenya, the Republic of Mozambique, and the Republic of South Africa.

Level 3 Countries: The Democratic Republic of the Congo (“DRC”) and its nine adjoining countries as outlined in Section 1502 of the Dodd Frank Act. These include the Republic of Angola, the Republic of Burundi, the Central African Republic, the Republic of the

Congo, the Republic of Rwanda, the Republic of South Sudan, the United Republic of Tanzania, the Republic of Uganda, and the Republic of Zambia. These are commonly referred to as the Covered Countries in the Dodd Frank Act Section 1502.

The RCOI and due diligence conducted by TML, and the results thereof, are described in the Conflict Minerals Report, which report is attached as Exhibit 1.01 to this SD Report and is incorporated into this Item 1.01 by reference. TML has also posted the Conflict Minerals Report to its website at https://www.tatamotors.com/investors/sec-filing/. The content of such website is not a part of this SD Report.

Item 1.02 Exhibit

A copy of TML’s Conflict Minerals Report is filed as Exhibit 1.01 to this SD Report.

Item 2.01 Exhibits

The following exhibit is filed as part of this Form:

EXHIBIT 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TATA MOTORS LIMITED

(Registrant)

By:	/s/ Mr. P. B. Balaji	By:	/s/ Mr. Girish Wagh
Name:	Mr. P. B. Balaji	Name:	Mr. Girish Wagh
Title:	Group CFO, Tata Motors Limited	Title:	Executive Director, Tata Motors Limited

Date: May 31, 2022

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